UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68557

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GLC Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Lexington Avenue, 9th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	678-525-0992	ckinzer@brokerageconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Soren Reynertson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLC Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLC SECURITIES, LLC
(formerly known as GLCA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENT FOR THE YEAR ENDED
DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GLC Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLC Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GLC Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GLC Securities, LLC's management. Our responsibility is to express an opinion on GLC Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GLC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 20, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

GLC SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	1,354,232
Investments		393,935
Accounts receivable		71,617
Prepaid fees		3,596
TOTAL ASSETS	$	1,823,380

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	32,205
Other payables		50,000
Total current liabilities	$	82,205
MEMBER'S EQUITY		1,741,175
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,823,380

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.   **ORGANIZATION AND NATURE OF BUSINESS**

GLC Securities, LLC (the Company, formerly known as GLCA Securities, LLC) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's registration with the SEC and FINRA became effective as of November 18, 2010. The Company is a Delaware limited liability company (LLC). The Company is a wholly owned subsidiary of GLC Advisors & Co. Holdings, LLC (the "Parent" and sole member).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including merger and acquisition, private placement and valuation services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.   Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived approximately 48% of its total revenues from a single external customer in 2025.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and differences could be material.

NOTES TO FINANCIAL STATEMENTS

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Revenue Recognition
The Company adheres to Accounting Standards ("ASU") 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking merger and acquisition advisory fees. See Footnote 6 for further details on revenue recognition.

Income Taxes
The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Concentrations
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. The top 3 clients comprised approximately 72% of revenue in 2025.

Cash and Cash Equivalents
The Company considers highly liquid investments, such as money market funds and United States Treasury Notes, that are readily convertible to known amounts of cash within 90 days from the date of purchase as cash and cash equivalents. All cash balances are held at major banking institutions.

Fair Value Measurements
The Company records certain financial assets at fair value in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs other than quoted prices included in Level 1. Level 3 inputs are unobservable inputs for the asset.

NOTES TO FINANCIAL STATEMENTS

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Fair Value Measurements (continued)
U.S. Treasury bills are valued using quoted prices in active markets and are therefore classified within Level 1 of the fair value hierarchy.

On September 24, 2025, the Company purchased a U.S. Treasury bill with a face amount of $400,000, maturing on February 19, 2026, for $393,935. At December 31, 2025, the fair value of this Treasury bill was $398,099, based on quoted prices in active markets, and the security is classified within Level 1 of the fair value hierarchy. U.S. Treasury bills are included in short term investments in the statement of financial condition.

The Treasury bill is presented in the accompanying statement of financial condition at its original cost of $393,935. The difference between the December 31, 2025 fair value of $398,099 and the recorded amount of $393,935, representing $4,164 of unrecorded accreted discount/interest income, was not reflected in the Company's accounting records. Management evaluated this unrecorded amount and concluded that the impact on the financial statements is not material, and accordingly no adjustment has been recorded.

The Company is evaluating new accounting standards and will implement as required.

3.   **RELATED PARTY TRANSACTIONS**

The Company is party to three expense sharing agreements with Affiliates during the year which were most recently updated effective January 1, 2025. Under these agreements, the Company reimbursed these Affiliates for certain expenses paid on behalf of the Company which were classified accordingly on the accompanying Statement of Operations. The Company also reimbursed GLC Advisors & Co., LLC for deal expense reimbursements paid on behalf of the Company. There were no amounts due to the Parent or Affiliates as of December 31, 2025.

The amounts reimbursed for the year ended December 31, 2025 were as follows:

GLC Advisors & Co., LLC	$ 4,427,246
GLC Management, LLC	156,996
Global Leveraged Capital & Co., Inc.	6,900

The Company tracked other expenses shared with two of these Affiliates. Those entities were deemed to have adequate resources independent of the broker dealer to pay their liabilities and expenses, and as allowed in SEA Rule 15c3-1(c)(2)(i)(F) and further guidance on FINRA Notice 03-63. The Company does not record those shared expenses. For the year ended December 31, 2025, the non-reimbursable shared expenses were as follows:

GLC Advisors & Co., LLC	$ 603,400
GLC Management, LLC	16,600

NOTES TO FINANCIAL STATEMENTS

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,665,962, which was $1,660,482 in excess of its required net capital of $5,480. The Company's percentage of aggregate indebtedness to net capital was 4.93%.

5. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2025.

6. **REVENUE FROM CONTRACTS WITH CUSTOMERS**

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, fundraising activity and the pricing of securities to be issued.

The agreement may contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the prices included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees may reduce any success fee, normally recognized and received upon the completion of the corporate finance activity.

The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. The Company had $1,250,000 in accounts receivable as of December 31, 2024, which was all collected in 2025. The Company had $71,615 in accounts receivable as of December 31, 2025, which is all considered collectible and no valuation allowance is considered necessary.

NOTES TO FINANCIAL STATEMENTS

7.   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through March 20, 2026, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.